Filed pursuant to Rule 433
August 28, 2007 Relating to
Pricing Supplement No. 378 dated August 28, 2007 to
Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2012

Issuer:	Morgan Stanley

Principal Amount:	$1,250,000,000

Maturity Date:	August 31, 2012

Trade Date:	August 28, 2007

Original Issue Date (Settlement):	August 31, 2007

Interest Accrual Date:	August 31, 2007

Issue Price (Price to Public):	99.994%

Agent’s Commission:	0.35%

All-in Price:	99.644%

Net Proceeds to Issuer:	$1,245,550,000

Interest Rate:	5.750% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each February 28 and August 31, beginning February 28, 2008

Day Count Convention:	30/360

Optional Make-Whole Redemption:	None

Specified Currency:	U.S. Dollar (“$”)

Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof

Business Day:	New York

CUSIP:	617446V89

ISIN:	US617446V896

Issuer Ratings:	Aa3/AA-/AA-

Agents:	Morgan Stanley & Co. Incorporated and such other agents as shall be named in the above-referenced Pricing Supplement

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Prospectus Dated January 25, 2006
Amendment No. 1 to Prospectus Supplement Dated July 24, 2007